September 15, 2009

The U.S. Securities & Exchange Commission         VIA UPS OVERNIGHT

Attn: Larry Spirgel, Assistant Director

100 F Street, NE

Washington, DC 20549

Re:	StoneMor Partners L.P.
Form 10-K for the fiscal year ended December 31, 2008, Filed March 31, 2009, and
Forms 10-Q and 10-Q/A for the period ended March 31, 2009, Filed May 11, 2009 and
May 18, 2009, respectively
File No. 0-50910

Dear Mr. Spirgel:

We acknowledge receipt of your letter dated August 31, 2009. We expect to respond to your letter not later than September 18, 2009.

Very truly yours,

William R. Shane
Executive Vice President and Chief Financial Officer

WRS/epk

cc: Joe Cascarano

311 Veterans Highway, Suite B     Levittown, PA 19056     Phone: (215) 826-2800     www.StoneMor.com